DLA Piper LLP (US) One Atlantic Center 1201 West Peachtree Street Suite 2900 Atlanta, Georgia 30309-3449 www.dlapiper.com Tanya L. Boyle tanya.boyle@us.dlapiper.com T 404.736.7863 F 404.682.7863

September 23, 2024

VIA EDGAR
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David Mathews
Division of Investment Management
Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
Washington, DC 20549
RE:	Spinnaker ETF Series; File Nos. 333-215942 and 811-22398

Dear Mr. Mathews,
On June 25, 2024, Spinnaker ETF Series (the “Trust” or the “Registrant”) filed a registration statement under the Securities Act of 1933 on Form N-1A (the “Registration Statement”) with respect to the Select STOXX Europe Aerospace & Defense ETF (the “Fund”). On August 21, 2024, you provided oral comments to the Registration Statement. Please find below a summary of those comments and the Registrant's responses, which the Registrant has authorized us to make on behalf of the Registrant.
Prospectus:
Summary
Comment 1. Please revise the investment objective to say “track” or “correlate” rather than “correspond generally”.
Response. The Registrant has revised the investment objective as follows:
The Select STOXX Europe Air & Defense ETF (the “Fund”) seeks to provide investment results that, before fees and expenses, track ~~correspond generally to~~ the total return performance of the STOXX Europe Total Market Aerospace & Defense Index (the “Index”).

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Comment 2. Please confirm supplementally that that there will be no fee waiver, recoupment, or reimbursement arrangement.
Response. The Registrant so confirms. The fee paid to the administrator is a unitary fee.
Comment 3. Please supplementally explain how other expenses were estimated and determined to be reasonable.
Response. The other expense shown is the unitary fee paid to the Fund’s administrator, so no other expenses are expected in the first year.
Comment 4. Please confirm supplementally that the Fund does not intend to engage in borrowing, securities lending, or short sales in first year of operations, or revised the fee and expense table to include such expenses.
Response. The Registrant so confirms.
Comment 5. In “Principal Investment Strategies”, define what a representative sampling strategy means.
Response. The Registrant has added the following to the third paragraph of the strategy:
Representative sampling involves using a quantitative analysis to select securities that, in the aggregate, have investment characteristics resembling the Index in terms of key risk factors, performance attributes and other characteristics.
Comment 6. Please advise supplementally how many companies are in the Index and consider disclosing a market cap range of issues included in the Index. To the extent one or two issuers may dominate the Index from a market cap or returns perspective, consider the need for more specific strategy and specific risk disclosure regarding such issuers.
Response. The number of companies in the Index is disclosed in the prospectus. As of July 31, the Index was comprised of 25 companies. The Index is not dominated from a market cap or returns perspective by any one or two issuers.
Comment 7. Please include ICB’s definition of the aerospace and defense sector and make sure it is consistent with the fund’s definition in the 80% policy. If they are the same, then please state that in the strategy. Please also revise the disclosure to provide more details as to the defining criteria used to determine the Index components and their weighting including the extent to which there may be subjectivity involved in the components of the Index versus the Index being entirely rules based.

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Response. The ICB’s definition of the aerospace and defense sector is already included in the strategy. The Registrant has revised the disclosure so that the ICB and Fund definitions use the same language and added a statement that they are the same. The Adviser has confirmed to the Registrant that the Index is entirely rules based. The Registrant has revised the disclosure to provide more details as to the defining criteria used to determine the Index components as follows:
The Index covers the Aerospace & Defense sector as defined by Industry Classification Benchmark (“ICB”), a sector subset of the STOXX® Europe Total Market Index (the “Europe TMI”).  ICB companies are categorized according to their primary sources of revenue. The Europe TMI represents at least 95% of the free float market capitalization across 17 European countries: Austria, Belgium, Poland, Denmark, Finland, France, Germany, Ireland, Italy, Luxembourg, the Netherlands, Norway, Portugal, Spain, Sweden, Switzerland and the United Kingdom including primarily large and mid capitalization companies. The Europe TMI is made up of the components of its country-specific indices for the countries listed above. The country to which a company is assigned is generally based on the country of incorporation and/or the primary listing location of its securities. For each country-specific index, the universe starts with companies whose common stocks are listed on a regulated exchange. The securities of those companies are then ranked by free float market capitalization. The largest companies by free float market capitalization are added to the country-specific index until the index represents at least 95% of the free float market capitalization of the respective country. Free float market capitalization is a method of calculating the market capitalization of an index’s underlying companies where market capitalization is calculated by taking the equity's price and multiplying it by the number of shares readily available in the market.
Comment 8. Please clarify in the disclosure to whom the Index is proprietary.
Response. The Registrant has clarified that the Index is proprietary to STOXX, Ltd.
The Index is a proprietary index of STOXX, Ltd. designed to track the performance of a portfolio of the common stock of companies...
Comment 9. In “Principal Risks of Investing in the Fund – Mid Cap Risk”, consistent with the earlier description of Index, consider adding risks of large cap securities, which was included in item 9, and non-US issuers, including ADRs.
Response. The Registrant has added large cap risk to the summary section and added a risk for foreign securities and ADRs to both item 4 and item 9.
Foreign Securities Risk. The Fund could be subject to greater risks because the Fund’s performance may depend on issues other than the performance of a particular company or U.S. market sector.  Changes in foreign economies and political climates are more likely to affect the Fund than a fund that invests exclusively in U.S. companies.  The value of foreign securities is also affected by the value of the local currency relative to the U.S. dollar.  There may also be less government supervision of foreign markets, resulting in non-uniform accounting practices and less publicly available information.  The values of foreign investments may be affected by changes in exchange control regulations, application of foreign tax laws (including withholding tax), changes in governmental administration or economic or monetary policy (in this country or abroad) or changed circumstances in dealings between nations.  In addition, foreign brokerage commissions, custody fees and other costs of investing in foreign securities are generally higher than in the United States.  Investments in foreign issues could be affected by other factors not present in the United States, including expropriation, armed conflict, confiscatory taxation, and potential difficulties in enforcing contractual obligations.
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ADRs Risk. ADRs may be subject to some of the same risks as those described above for investments in foreign securities.  In a sponsored ADR arrangement, the foreign issuer assumes the obligation to pay some or all of the depositary’s transaction fees.  Under an unsponsored ADR arrangement, the foreign issuer assumes no obligations and the depositary’s transaction fees are paid directly by the ADR holders.  Because unsponsored ADR arrangements are organized independently and without the cooperation of the issuer of the underlying securities, available information concerning the foreign issuer may not be as current as for sponsored ADRs and voting rights with respect to the deposited securities are not passed through.

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Comment 10. Given the subset of the aerospace and defense market in which the fund is investing, please consider whether an additional risk factor is appropriate to address whether the total asset size of the constituent universe will present capacity limitations for the Fund if the Fund accumulates significant assets as a percentage of the total investable market.
Response. The Adviser has confirmed to the Registrant that it does not anticipate there being capacity limitations because the companies are mostly large European companies.
Comment 11. In “Purchase and Sale of Fund Shares”, the Staff notes that the website listed does not appear to exist currently and there is no disclosure regarding Select Funds or its relationship with the Fund or Adviser. Please supplementally provide the nature of Select Funds, its business, and its relationship to the Fund and Adviser.
Response. The website provided in this section, www.select-funds.com is the Fund’s website.
Additional Information About the Fund’s Investment Objectives, Principal Investment Strategies, and Risks
Comment 12. Please clarify in item 9 of the prospectus that shareholder will also receive 60 days’ prior written notice of any change to the Fund’s 80% policies.
Response. The Registrant has revised the disclosure as follows:
Shareholders will receive 60 days’ prior written notice before a change to an investment objective or to an 80% policy of the Fund takes effect.
Comment 13. Please supplementally disclose if the licensing agreement will be considered a material contract and will be filed as exhibit to Form N-1A.
Response. The Registrant will file the licensing agreements as an exhibit to the Registration Statement.
Comment 14. In the risk section of Item 9, please clarify whether the risks are being presented alphabetically or in order of importance.
Response. The risks are presented alphabetically. The Registrant has corrected the risk that was not in the right place.
SAI:
Comment 15. Please confirm supplementally whether the Fund intends to pursue primarily a replication strategy vs a representative sampling strategy, and confirm that the SAI is consistent with the prospectus in this regard.

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Response. The Registrant confirms that the Fund will primarily pursue a replication strategy. The Registrant has revised the disclosure in the second paragraph of the SAI as follows:
The Fund seeks to achieve its investment objective by investing primarily in securities that comprise the STOXX Europe Total Market Aerospace & Defense Index (the “Index”). The Fund uses a replication strategy. A replication strategy is an indexing strategy that involves investing in the securities of the Index in approximately the same proportions as in the Index. However, the Fund may utilize a representative sampling strategy with respect to the Index when a replication strategy might be detrimental to shareholders, such as when there are practical difficulties or substantial costs involved in compiling a portfolio of equity securities to follow the Index, in instances in which a security in the Index becomes temporarily illiquid, unavailable, or less liquid, or as a result of legal restrictions or limitations (such as tax diversification requirements) that apply to the Fund but not the Index.~~or a representative sampling of such securities~~.  The Fund operates as an index fund and will not be actively managed. ~~The Fund may use a “representative sampling” methodology – in seeking to achieve its investment objective including when securities in the Index are unavailable or trading in round lots that are too large to include in the Deposit Securities or until Fund achieves scale.~~ Representative sampling involves using a quantitative analysis to select securities that, in the aggregate, have investment characteristics resembling the Index in terms of key risk factors, performance attributes and other characteristics.
Comment 16. In the paragraph regarding concentration, disclose if the Index is currently concentrated, and, if so, provide industries or groups of industries in which it is concentrated.
Response. The Registrant has added disclosure to the paragraph on concentration after the fundamental policies to state that the Index is not concentrated as of September 16, 2024.

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If you have any questions or comments, please contact the undersigned at 404.736.7863.  Thank you in advance for your consideration.

Sincerely,

/s/ Tanya L. Boyle

Tanya L. Boyle